UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SunLink Health Systems, Inc.
(Name of Issuer)
Common Shares, No Par Value
(Title of Class of Securities)
86737U102
(CUSIP Number)
February 8, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)

     [ ]   Rule 13d-1(c)

     [  ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	86737U102

1	NAMES OF REPORTING PERSONS:

Witttenberg Investment Management, Inc.
Joel B. Wittenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Wittenberg Investment Management, Inc. -- California
Joel B. Wittenberg -- U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER:

0

	6	SHARED VOTING POWER:

Wittenberg Investment Management, Inc. - 321,884
Joel B. Wittenberg - 321,884* *Mr. Wittenberg is deemed the beneficial owner of the shares beneficially owned by Wittenberg Investment Management, Inc.

	7	SOLE DISPOSITIVE POWER:

0

	8	SHARED DISPOSITIVE POWER:

Wittenberg Investment Management, Inc. - 321,884
Joel B. Wittenberg - 321,884* *Mr. Wittenberg is deemed the beneficial owner of the shares beneficially owned by Wittenberg Investment Management, Inc.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Wittenberg Investment Management, Inc. - 321,884
Joel B. Wittenberg - 321,884* *Mr. Wittenberg is deemed the beneficial owner of the shares beneficially owned by Wittenberg Investment Management, Inc.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
Wittenberg Investment Management, Inc. - 4.7%

Joel B. Wittenberg - 4.7%*

*Mr. Wittenberg is deemed the beneficial owner of the shares beneficially owned by Wittenberg Investment Management, Inc.

Based on a total of 6,899,321 Common Shares of the Issuer outstanding as of November 12, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2020, filed with the Securities and Exchange Commission on November 13, 2020.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
Wittenberg Investment Management, Inc. - IA
Joel B. Wittenberg - IN

SCHEDULE 13G

Item 1(a)	Name of Issuer.

SunLink Health Systems, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices.

900 Circle 75 Parkway, Suite 690 Atlanta, Georgia 30339

Item 2(a)	Name of Person Filing.

Witttenberg Investment Management, Inc.

Item 2(b)	Address of Principal Business Office or, if none, Residence.

650 Concord Street, Suite 203 Carlisle, Massachusetts 01741

Item 2(c)	Citizenship.

Wittenberg Investment Management, Inc. is a California corporation. Joel B. Wittenberg is a U.S. Citizen.

Item 2(d)	Title of Class of Securities.

Common Shares, no par value

Item 2(e)	CUSIP Number.
86737U102

Item 3	This statement is filed pursuant to Rules 13d-1(b), 13d-2(b) or 13d-2(c), and the person filing is a:
(e) Investment Adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).

Item 4	Ownership.

(a)	Amount beneficially owned:
Wittenberg Investment Management, Inc. - 321,884
Joel B. Wittenberg - 321,884*

*Mr. Wittenberg is deemed the beneficial owner of the shares beneficially owned by Wittenberg Investment Management, Inc.

(b)	Percent of Class:
Wittenberg Investment Management, Inc. - 4.7%
Joel B. Wittenberg - 4.7%*

*Mr. Wittenberg is deemed the beneficial owner of the shares beneficially owned by Wittenberg Investment Management, Inc.

Based on a total of 6,899,321 Common Shares of the Issuer outstanding as of November 12, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2020, filed with the Securities and Exchange Commission on November 13, 2020.

(c)	Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

Wittenberg Investment Management, Inc. - 321,884
Joel B. Wittenberg - 321,884*

*Mr. Wittenberg is deemed the beneficial owner of the shares beneficially owned by Wittenberg Investment Management, Inc.

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

Wittenberg Investment Management, Inc. - 321,884
Joel B. Wittenberg - 321,884*

*Mr. Wittenberg is deemed the beneficial owner of the shares beneficially owned by Wittenberg Investment Management, Inc.

Item 5	Ownership of Five Percent or Less of a Class.

This statement is being filed to report the fact that, as of the date hereof, the reporting persons have ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WITTENBERG INVESTMENT MANAGEMENT, INC.
Date: February 10, 2021

By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
445 Hamilton Avenue
Suite 1102
White Plains, NY 10601

POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Stephen J. Nelson and Beth N. Lowson, each of The Nelson Law Firm, LLC, 445 Hamilton Ave., Suite 712, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file a Form ID with the Securities and Exchange Commission, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(f), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(f), 13(g) or 16 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 9th day of February, 2017.

By:	/s/ Joel B. Wittenberg

Joel B. Wittenberg
President, Wittenberg Investment Management, Inc.